June 3, 2025

Daniel S. O   Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, IN 46038

       Re: Arrive AI Inc.
           Draft Registration Statement on Form S-1
           Submitted May 14, 2025
           CIK No. 0001818274
Dear Daniel S. O   Toole:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please provide a recent Nasdaq sale price. In addition, revise the third sentence to clarify that such sale prices are a result of private transactions, as opposed to public sales.
2. We note that you refer to a resale of up to 8,125,779 shares by "the selling stockholder." Please amend the cover page, and elsewhere, to reflect that there are multiple selling stockholders. In addition, please amend the cover page to highlight that 8,000,000 of the 8,125,779 shares are being registered for a single selling stockholder, Streeterville Capital, LLC, pursuant to an equity line agreement.
3. Please revise the prospectus cover page and page 62 to identify Streeterville Capital
       LLC as an underwriter. For guidance, refer to Securities Act Sections Compliance and
       Disclosure Interpretation 139.13.
 June 3, 2025
Page 2

Table of Contents, page i

4. Please include a line item for the section titled "Selling Stockholders" starting on page
       58. Refer to Item 502(a) of Regulation S-K.
Risk Factors, page 5

5. Please disclose, in a new or existing risk factor, if true, the possibility that the company may not have access to the full amount available to it pursuant to the
       Streeterville Purchase Agreement, that Streeterville may engage in short-selling activities, and, if so, how any sales activities after announcement of a put may
       negatively affect the company   s share price. Also disclose any short
selling of the
       company's securities or other hedging activities that Streeterville has or may engage
       in.
Risks Related to our Business and Operations - General Risks
Raising additional capital may cause dilution to our existing stockholders or restrict our commercial operations., page 8

6. Please revise your risk factor disclosure, or add new risk factor disclosure, to state that this offering will cause dilution and has the potential to cause price drops for existing holders of your securities. Also describe the dilutive effect of the pricing mechanism under the Streeterville Purchase Agreement on the company's share price, so that investors understand the dilutive impact of future puts, as well.
Business
Intellectual Property
Securities Purchase Agreement between Arrive AI Inc. and Streeterville Capital LLC, page
43

7. We note your disclosure that the Company agrees to restrict its executive officers from selling their shares until the later of 90 days from the agreement date "or 45 days after the effective date of this registration statement." We note that your initial offering registration statement had largely identical language. Please revise to clarify if the 45 day count begins from the effective date of your initial registration statement, or this current registration statement.
Potential Partnership collaboration between Arrive AI Inc., formerly Arrive Technology Inc., formerly Dronedek Corporation, and Hush..., page 43

8. On page 43 you disclose that you were due to begin negotiations for a "potential partnership" with Hush Aerospace following the "completion of this offering." As it appears this disclosure is unchanged from your initial offering registration statement, please update to reflect the current state of negotiations with Hush Aerospace. Please ensure that any other references in the filing to "this offering" refer to the current secondary offering and not your initial direct listing.
Principal and Registered Stockholders, page 56

9. Please revise the statement that the table contains "the number of shares of our common stock held by and registered for resale by means of this prospectus for the
 June 3, 2025
Page 3

       selling stockholders," as this prospectus does not cover the shares identified in the table on page 57. Also revise the following statement, as it does not appear to be accurate with respect to the current prospectus: "All outstanding shares as of the date of this prospectus represent one hundred percent (100%) of the company s currently issued and outstanding common stock, all of such outstanding shares as of the date of this prospectus may be freely sold upon the effective date of this registration statement." Further revise the tables in this and the following section to state the number of shares currently issued and outstanding.
Selling Stockholders, page 58

10. You disclose on page 59 that the second column of the chart on the same page "lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of Resale Shares as of the date of this
       prospectus." This description is inconsistent with the second column heading of
       "Number of Shares of Common Stock Beneficially Owned Prior to this Offering,"
       which appears to include both Resale Shares and shares that were registered under the direct listing. Please revise for consistency and accuracy.
11. Please revise your description of the Streeterville Purchase Agreement to disclose the material terms of the agreement with Streeterville including without limitation: (i) the term of the agreement, and (ii) the full discounted price (or formula for determining it)
       at which Streeterville will receive the shares. For guidance, refer to Securities Act
       Sections Compliance and Disclosure Interpretation 139.13. If you use defined terms when describing the method by which the price of the shares will be determined, define such terms. Also clarify whether shares have been issued pursuant to the Initial
       Pre-Paid Purchase of $4,330,000 and, if so, whether they are the 2,937,500 Pre-
       Delivery Shares. Explain whether $587 is the purchase price for the Pre-Delivery
       Shares and, if so, how such price was determined. Assuming that the Initial Pre-Paid
       Purchase has occurred, please state the Purchase Share Purchase Price and the manner in which it was determined (e.g., initial listing reference price, relevant VWAP).
       Revise to clarify the manner in which the purchase price of subsequent Pre-Paid
       Purchases will be determined.
Plan of Distribution, page 62

12. Please revise to further clarify how the provisions of Regulation M may prohibit
       Streeterville and any other distribution participants that are participating in the
       distribution of the company   s securities from (i) engaging in market
making
       activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and (ii) purchasing shares in the open market while the equity line is in effect.
Exhibits

13. Please revise Exhibit 10.11 to include all material portions of the agreement, including
       Exhibits A through E. For guidance, refer to Securities Act Sections Compliance and
       Disclosure Interpretation 139.13 and Item 601(b)(2) of Regulation S-K. June 3, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Joseph Lucosky